Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Spark I Acquisition Corporation (File No. 001-41825)

On July 2, 2026, ZincFive, Inc. (“ZincFive”), distributed the following Q&A to its employees in connection with the proposed business combination between ZincFive and Spark I Acquisition Corporation:

ZincFive, Inc. 20050 SW 112th Ave. Tualatin, OR 97062

The following Q&A is based on questions we anticipate receiving from employees of ZincFive, Inc. (“ZincFive” or the “Company”) regarding equity of the Public Company (as defined below) they will receive in connection with the closing of the transactions (the “Closing”) set forth in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Spark I Acquisition Corporation (“Spark”), Spark I Acquisition Corporation Sub I Inc., Spark I Acquisition Corporation Sub II LLC, and ZincFive (the “Transaction” or “Business Combination”). Please keep in mind that Closing of the Business Combination has not yet occurred and certain conditions to the Closing have yet to be achieved. As a result of the Business Combination, Spark will remain as a publicly traded entity incorporated in Delaware (the “Public Company”), with ZincFive being a wholly-owned subsidiary. Your equity awards will be converted into awards in the Public Company, whose stock is expected to be traded on the Nasdaq stock market.

What is a SPAC?

A “SPAC,” or special purpose acquisition company, is essentially a publicly listed investment vehicle that has raised money through its own initial public offering and then seeks out a private company with which to merge, with the resulting merged company being publicly traded. In our case, Spark is the entity through which ZincFive will become public.

ZincFive shares will be exchanged for publicly traded shares of the Public Company at Closing, which signals that the Transaction is officially complete.

At Closing, what will ZincFive’s valuation be and what is the expected share price?

The Merger Agreement sets the Equity Value of ZincFive at $600,000,000, with each share of the Public Company being valued at $10.00 per share for purposes of calculating the merger consideration payable to ZincFive’s securityholders.

Importantly, the implied value and expected price per share are based on a variety of assumptions, each of which may not be true at Closing, and the actual value at Closing may be materially different than any currently anticipated amounts.

What is an exchange ratio and how does it work?

When the Transaction closes, equity in ZincFive will be exchanged into Public Company equity. Equity holders of private company ZincFive who have not exercised appraisal or dissenters rights will become equity holders of the Public Company at Closing.

All private company ZincFive common stock converts into Public Company stock at an agreed-upon exchange ratio. An exchange ratio is used in all corporate transactions involving the exchange of stock. The exchange ratio will be communicated to you once finalized.

•	The parties have agreed to value the SPAC shares issued in connection with the transaction at $10.00 per share (the “Share Price”). This price per share will not change based on the SPAC’s trading price and is written into the Merger Agreement. In other words, the SPAC’s stock could be trading at a different price on the day of Closing, but the stock issued in the transaction will be set at $10.00 per share. Note that the treatment of stock options is separately addressed below and, in particular, due to the requirement to pay an exercise price in order to exercise stock options, the value of stock options will be different.

•	The exchange ratio and Share Price will be used to calculate the number of SPAC shares that each ZincFive common stockholder will receive out of the $600,000,000 Equity Value (after taking into account payment of applicable liquidation preferences for the preferred stockholders).

•	While the total number of shares that you will hold following the Transaction will change because an exchange ratio is applied to your common shares, the value of each post-Closing share will be adjusted on a relative basis, so that both your pre-Closing shares and your post-Closing shares represent the same proportionate value of private company ZincFive.

What can I expect to happen to my option grant’s exercise price once the Business Combination closes?

When the Business Combination closes or at de-SPAC, all outstanding vested and unvested ZincFive options will convert to options to acquire shares of the Public Company, with the exercise price and number of shares being adjusted by an exchange ratio. The exchange ratio is calculated by dividing the Per Common Share Equity Value by the Share Price of $10.00. The Per Common Share Equity Value is itself derived from the $600,000,000 Equity Value (adjusted for certain items, including the aggregate Series F preferred stock liquidation preference and the aggregate exercise price of outstanding options and warrants), divided by the total number of shares of ZincFive common stock outstanding on a fully diluted basis immediately prior to closing. The final exchange ratio will not be known until shortly before Closing, as it depends on the capitalization of ZincFive at that time. We will communicate the final exchange ratio to employees as soon as it is determined.

The number of shares subject to your assumed option will be adjusted by multiplying the number of shares subject to your ZincFive option by the exchange ratio and rounding down to the nearest whole share.

The per share exercise price of your option will be determined by dividing the exercise price of your ZincFive Option by the exchange ratio and rounding up to the nearest whole cent.

Note that, while the number of shares and exercise price of your option will change as a result of the conversion, the economic value of your option immediately following the conversion will be equivalent to the economic value of your option immediately prior to the conversion. Specifically, the aggregate exercise price and the aggregate “spread value” (i.e., the difference between the fair market value of the underlying shares and the exercise price) of your option immediately following the conversion will be approximately equal to the aggregate exercise price and aggregate “spread value” of your option immediately prior to the conversion.

As of the date hereof, the exchange ratio is estimated to be 40:1. For purposes of illustration only, if you hold 400 options with an exercise price of $0.10 per share, and the exchange ratio was 40:1, those 400 options at a $0.10 strike price would be exchanged for 10 options with a $4.00 strike price post-Closing. Please note that the final exchange ratio has not yet been determined and will be communicated to you once finally determined.

Will employees be able to exercise their stock options before the Business Combination closes?

Yes, you may generally exercise your stock options prior to the Closing pursuant to the terms of your existing stock option agreement. However, the Company expects to establish a freeze date prior to Closing in order to minimize changes to its list of outstanding stockholders in anticipation of the Closing. The Company will communicate the specific freeze date applicable to you in advance of such date.

Do I need to exercise my options prior to Closing?

No; you do not need to exercise your option grant prior to the Closing. The Transaction is not expected to modify the economic value of your options, and your decision whether or not to exercise prior to the Closing should have no impact on such value. Unexercised options will be converted into options to purchase shares of the Public Company on substantially the same terms, subject to adjustment by the exchange ratio as described above. This applies to both vested and unvested options.

The aggregate exercise price and the aggregate “spread value” (i.e., the difference between the fair market value of the underlying shares and the exercise price) of your option immediately following the conversion will be approximately equal to the aggregate exercise price and aggregate “spread value” of your option immediately prior to the conversion.

When can I exercise my Public Company options after Closing?

Due to U.S. Securities and Exchange Commission (SEC) requirements, employees may not exercise Public Company options until the shares are registered on a Form S-8 registration statement. The merger agreement provides that the earliest this registration statement can be filed is 60 days following Closing, so you will not be able to exercise your options for at least 60 days following Closing, and you will not be able to sell or otherwise dispose of any shares acquired upon exercise of your option until after the 180 day lock up expires, as further explained below. We will let you know when you are able to exercise your options again.

Will I receive any additional equity awards in connection with the Business Combination?

Prior to the Closing, the Company expects to grant you an RSU award. The number of RSUs and the terms and conditions of the grant will be communicated to you in the near future.

What happens to my shares of common stock?

Each share of ZincFive common stock that you hold immediately prior to the First Effective Time will be automatically converted into the right to receive a number of shares of Public Company common stock based on the Exchange Ratio described above. In other words, your ZincFive common shares will no longer exist as private company shares — instead, you will become a stockholder of the Public Company, holding publicly traded shares.

Please also note that holders of ZincFive stock will be subject to lock-up restrictions that limit when they may sell their Public Company shares after Closing — see the question on lock-up periods below for more detail.

Following Closing, what shares are underlying my awards?

Your awards will be converted into awards of the Public Company following Closing:

•	Options: All options that are outstanding and unexercised immediately prior to the effective time of the merger of Merger Sub I into the Company (the “First Effective Time”), whether vested or unvested, will be assumed and converted into options of the Public Company, as adjusted by the exchange ratio. While the options of the Public Company will be economically equal, the number of shares subject to the option will not be identical to the number of vested options that you currently hold. This is because for each option you hold, the number of shares subject to the option will be multiplied by the exchange ratio (rounded down to the nearest whole share) and the exercise price will be divided by the exchange ratio (rounded up to the nearest cent). In other words, you will receive a number of options and corresponding exercise prices in the Public Company that are worth the same as your current options. The options will be subject to same terms and conditions as your current options, including vesting, exercise, termination, and expiration provisions.

•	Early Exercised Options: If you early exercised options prior to the Closing, you received shares of restricted stock in ZincFive. These shares will be subject to the treatment of common stock described above, and will retain the same vesting and repurchase provisions as your ZincFive restricted stock.

•	RSUs: At the First Effective Time, all restricted stock units (RSUs) that are outstanding immediately prior to the First Effective Time will be assumed and converted into RSUs of the Public Company, on the same terms and conditions (including applicable vesting, termination, and settlement provisions) as apply to your current RSUs. Each converted RSU will represent the right to receive a number of shares of Public Company common stock equal to the number of shares subject to your current RSU multiplied by the exchange ratio (rounded to the nearest whole share, with 0.5 of a share or greater rounded up). In other words, you will receive a number of RSUs in respect of Public Company common stock that are economically equivalent to your current RSUs. When each RSU vests following the Closing (including RSUs that may vest in connection with the Closing), you will receive shares of Public Company common stock in settlement of the RSU.

Will there be a lock-up period? Will we have the option to sell anything on the day we go public or will we have to wait? If waiting, how long do we expect the lock-up period to last?

Subject to certain limited exceptions described in the Public Company’s bylaws, stockholders of the Public Company will be subject to restrictions on their ability to sell or transfer shares of the Public Company received in connection with the Closing. This “lock-up” period will end 180 days after the date a resale registration statement for certain Public Company shares issued in the Transaction becomes effective. For officers and directors and other affiliates of the Public Company, the lockup period is twelve months after the date such resale registration statement becomes effective.

However, a number of shares of Public Company common stock equal to $2,500, calculated at the time of the Closing (rounded up to the nearest share) will be excluded from these lockup restrictions for stockholders that are not affiliates of the Public Company.

Additionally, the lock-up period will expire early if the volume-weighted average price of the Public Company common stock equals or exceeds $12.00 for twenty (20) of thirty (30) consecutive trading days beginning 180 days after the date the resale registration statement described above becomes effective.

In addition to the lock-up restrictions, certain officers and directors may be subject to additional restrictions on selling their equity under applicable securities laws. Additional guidance will be provided to those impacted by these restrictions.

Are these shares liquid like any other public equity?

While we expect the shares of the Public Company to be liquid like any other public company, there are certain restrictions imposed on resales of shares by companies that go public by merging with a SPAC like Spark. Certain securities laws exemptions for resales of unregistered shares are not available for the first year after the Closing. In addition, as noted above, there will be lock-up restrictions following the Closing for Public Company stockholders that receive Public Company shares in connection with the Closing. In the future, there may also be certain additional trading restrictions imposed on certain individuals from time to time.

Can I buy and sell shares of the Public Company? Do insider trading rules apply?

As a current employee of ZincFive, you should not purchase or sell any shares of Spark through a brokerage account or otherwise prior to Closing.

Once the deal closes, employees can buy or sell stock in the Public Company through a brokerage account subject to our insider trading policy and blackout periods.

You should never buy or sell shares of the Public Company if you have material non-public information regarding the company (generally this is information that would impact the share price if it was known to the public). If you have any questions about insider trading, you should contact the Company’s legal or compliance team.

If I am or anticipate becoming a former employee, how long do I have to exercise my options after termination?

Based on our current equity incentive plan and stock option agreement, the typical post-termination exercise period is three (3) months from the date of separation and you must exercise your options by this deadline to avoid forfeiture. Please consult your option agreement for more information and to confirm this post-termination exercise period applies to your options. Also, as noted above, SEC rules surrounding SPACs will not permit us to file a Form S-8 registration statement covering stock option shares until 60 days following Closing, and, following the Closing, we will not be able to process stock option exercises until that registration statement has been filed.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These include Spark orZincFive, or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the Business Combination contemplated by the Merger Agreement, dated June 11, 2026, including the expected consummation of the transactions contemplated by the Merger Agreement, entry into the related agreements contemplated by the Merger Agreement and the terms thereof, and the expected timing to close the Business Combination; the capitalization of Spark after giving effect to the proposed Business Combination; and expectations with respect to the future performance and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ZincFive’s and Spark’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ZincFive and Spark. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of ZincFive or Spark is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; ZincFive’s ability to grow its business and expand operations, maintain relationships with customers and suppliers and retain its management and key employees; ZincFive’s ability to attract and retain customers; the failure of ZincFive’s products to perform as expected; the availability of raw materials and components necessary to manufacture and assemble ZincFive’s products; governmental actions affecting ZincFive’s China or other international operations; ZincFive’s ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive’s competitive landscape; the potential need for additional future financing; ZincFive’s reliance on strategic partners, contract manufacturing organizations and other third parties; ZincFive’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk that shareholders of Spark could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; and the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or Spark. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by ZincFive, Spark or the combined company resulting from the proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ZincFive nor Spark presently know or that ZincFive and Spark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect ZincFive’s and Spark’s expectations, plans or forecasts of future events and views as of the date they are made. ZincFive and Spark anticipate that subsequent events and developments will cause ZincFive’s and Spark’s assessments to change. However, while ZincFive and Spark may elect to update these forward-looking statements at some point in the future, ZincFive and Spark specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing ZincFive’s or Spark’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ZincFive, Spark, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Spark and ZincFive plan to file the registration statement on Form S-4 to be filed by Spark and ZincFive related to the Business Combination (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Spark to vote on the proposed Business Combination. Spark and ZincFive also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of Spark as of the record date to be established for voting on the proposed Business Combination. SECURITY HOLDERS OF ZINCFIVE AND SPARK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ZincFive and Spark once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Spark may be obtained free of charge from Spark at www.spark1ac.com. Alternatively, these documents, when available, can be obtained free of charge from Spark upon written request to Spark I Acquisition Corporation, 3790 El Camino Real, Unit #570, Palo Alto, CA 94306, Attn: Chief Operating Officer, or by calling (650) 353-7082. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Spark, ZincFive and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spark in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spark’s executive officers and directors in the solicitation by reading Spark’s final prospectus related to its initial public offering filed with the SEC on October 6, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the names, affiliations and interests in the solicitation of ZincFive’s directors and executive officers will be included in the proxy statement/prospectus included in the Registration Statement when it becomes available. Information concerning the interests of Spark’s participants in the solicitation, which may, in some cases, be different from those of Spark’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spark, ZincFive or the combined company resulting from the proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

9